Mail Stop 3010

December 23, 2009

Mr. Michael B. Berman
Chief Financial Officer
Equity Lifestyle Properties, Inc.
Two North Riverside Plaza, Suite 800
Chicago, IL 60606

> **Re:** **Equity Lifestyle Properties, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 1-11718**

Dear Mr. Berman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Signatures, page 69

1. Please confirm that Mr. Berman also serves as your controller or principal accounting officer. If another person serves in this capacity, please tell us why that person did not sign the report. Refer to Instruction D to Form 10-K.

Financial Statements

Consolidated Statements of Operations, page F-5

2. We note that you separately present the operations of your Properties and Home Sale segments on the face of your income statement. Explain to us how your presentation complies with Rule 5-03 of Regulation S-X. Additionally, please tell us how your presentation within Other Income (Expenses) of income from ground lease rentals and interest income related to the financing of customer right-to-use contracts complies with Rule 5-03 of Regulation S-X.

Note 2 – Summary of Significant Accounting Policies

(c) Markets, page F-11

3. Please share with us your considerations related to your conclusion that you have one reportable segment in light of the fact that you have property rental, housing sale and financing operations.

(n) Revenue Recognition, page F-14

4. We note your revenue recognition policy disclosure related to the sales of right-to-use contracts. Please tell and disclose in future filings, your revenue recognition policy for each revenue component related to the sales of right-to-use contracts. In your response, help us to understand the general nature of your right-to-use contracts and whether or not the contracts are uniform or varied in nature and explain the general nature of the upfront non-refundable payments, annual payments under the terms of these contracts and financing payments related to loans given to customers who have purchased right-to-use contracts. Your response should also clarify for us if you have multiple estimates for how long the estimated customer life is on a right-to-use contract (e.g, different categories of right-to-use contracts, each with its own distinct estimate for

customer life) or otherwise clarify what an estimate between one and 31 years means.

Note 6 – Investments in Joint Ventures, page F-23

5.   In light of your 90% economic interest in Lakeshore Investments, please tell us how you determined that your interest in this joint venture should not be consolidated within your consolidated financial statements.

Note 7 – Inventory, page F-24

6. Please tell us your policies related to reclassifying inventory to buildings and other depreciable property and the reverse, as applicable. In your response, address whether or not the $57.8 million reclassification from inventory to buildings and other depreciable property had a relationship to the 2008 Privileged Access transaction.

Note 12 – Transactions with Related Parties, page F-27

7. Please tell us how you have met the requirements of paragraph 51e of SFAS 141 with respect to the Privileged Access transaction. Additionally, help us to understand if this transaction included lease termination income as the Privileged Access transaction resulted in the termination of your long-term leases with Privileged Access.

Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

Non-Equity Incentive Compensation, page 15

8. Please tell us the benchmarks for each of core manufactured home revenues, core manufactured home occupancy target, core resort revenues, and core net operating income used in determining bonus amounts. Please include such benchmarks in your future filings.

9. We refer to footnote 5 of the table on page 15 and note that the discretionary target amounted to fifty percent of the maximum potential bonus. Please clarify if each named executive officer received the maximum under this portion of the bonus pool or a percentage thereof. Confirm that you will provide similar clarification in your future filings.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Staff Attorney, at (202) 551-3404 or Karen Garnett, Assistant Director at (202) 551-3785 with regard to legal comments.

Sincerely,

Kevin Woody
Branch Chief